May 18, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Attn: Ibolya Ignat
Washington, D.C.  20549

Re:	Alphatec Holdings, Inc. Form 10-K for the Fiscal year Ended December 31, 2020 Filed March 5, 2021 File No. 000-52024

To Whom It May Concern:

Alphatec Holdings, Inc. (“ATEC”) is submitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 3, 2021 with respect to the above-referenced Form 10-K filing (the “Form”).

ATEC’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form.  For ease of reference, we have set forth the Staff’s comments and our responses below:

Item 9A. Controls and Procedures
Management Report on Internal Control Over Financial Reporting, page 55

1.

Please ensure that in future filings you clearly provide the conclusion reached upon management's evaluation and assessment of your internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  In this regard, please explicitly state whether such controls are effective or not effective.  Please also identify the version of the COSO framework you used in your evaluation of the company's internal control over financial reporting.

ATEC Response:

ATEC notes the Staff’s comments and confirms that the disclosure related to Management Report on Internal Control Over Financial Reporting will be revised in future filings in accordance with the Staff’s comments.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

2.

Your disclosure here and within your Critical Accounting Polices and Estimates on page 51 primarily explains the general accounting model for revenue recognition under ASC 606.  In future filings, please revise your disclosures to explain how you measure and recognize revenue for your various types of contracts with customers so that the disclosure is specific to you and includes all of the disclosures required by ASC 606-10-50. In this regard, please disclose significant payment terms, whether your contracts include any forms of variable consideration and how this is measured, and whether your contracts contain any additional performance obligations other than the sale of spinal surgery implants and products (i.e. service obligations). In making revisions to your Critical Accounting Policies and Estimates disclosure on page 51, please include the significant judgments and estimates involved in your accounting for contracts with customers.

ATEC Response:

ATEC notes the Staff’s comments and confirms that the disclosure related to revenue recognition in ATEC’s Critical Accounting Polices and Estimates disclosure will be revised in future filings in accordance with the Staff’s comments.

If you have any questions related to the foregoing, please contact Joshua E. Little of Dentons Durham Jones Pinegar P.C., counsel to ATEC. Mr. Little can be reached by phone at (435) 674-0400.

Sincerely,

/s/ J. Todd Koning
J. Todd Koning
Chief Financial Officer Alphatec Holdings, Inc.
Cc: Pat Miles, Chief Executive Officer Joshua E. Little, Dentons Durham Jones Pinegar P.C.

Alphatec Spine, Inc.

1950 Camino Vida Roble

Carlsbad, CA 92008

Atecspine.com